

August 10, 2011

<u>Via Facsimile</u>
Valerie A. Kendall
Chief Financial Officer
Jacksonville Bancorp, Inc.
100 North Laura Street, Suite 1000
Jacksonville, Florida 32202

      Re: Jacksonville Bancorp, Inc.
                Form 10-K for the year ended December 31, 2010
                Filed March 31, 2011
                Form 10-Q for the quarter ended March 31, 2011
                Filed May 16, 2011
                File No. 000-30248

Dear Ms. Kendall:

      We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

<u>December 31, 2010 Form 10-K</u>

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations</u>

<u>General</u>

1.   Please revise future filings to discuss how your accounting for loans acquired with deteriorated credit quality impacts your credit metrics and trends. Specifically identify the credit metrics and trends most impacted and discuss the comparability between periods and with your peers. Also discuss how you classify these loans as non-accrual,

impaired, loans greater than 90 days and accruing, and TDRs subsequent to the acquisition. For example, discuss if these loans are considered impaired and/or on non-accrual status and the reasons for your determination.

2. Please revise future filings to clearly state if loans acquired with deteriorated credit quality are included in your various disclosures of credit quality (non-accrual, impaired, nonperforming, classified loans, etc.) in your MD&A and in your financial statements. If they are included and are significant, please quantify the amount.

Financial Statements

Note 1 – Summary of Significant Accounting Policies

Loans, page F-6

3. Please revise future filings to discuss in detail your charge-off policies by loan segment. Specifically explain how you determine that the uncollectibility of a loan balance is confirmed. Also address the following:

   a. You disclose that loans in the consumer and other portfolio segment are charged-off once they are 90 days delinquent. Please disclose whether you charge-off loans in your other portfolio segments once they are a certain number of days delinquent;

   b. Disclose whether you charge-off a portion of nonperforming and impaired loans and whether you have revised your charge-off policies during the periods presented;

   c. Discuss the triggering events or other facts and circumstances that impact your decision to charge-off a portion of a loan as compared to recording a specific reserve;

   d. Disclose the amount of nonperforming and impaired loans at each balance sheet date for which you have recorded partial charge-offs and the amount charged-off; and

   e. Clearly describe how partial charge-offs impact credit loss metrics and trends, especially the coverage ratio.

Allowance for Loan Losses, page F-7

4. You disclose that the general component of your allowance for loan losses is based on historical losses adjusted for current factors. Please revise your Management's Discussion and Analysis section in future filings to provide an enhanced discussion including the following:

   a. Present additional granularity regarding any adjustments made to historical losses;

b. Quantify the adjustments made by loan segment for each period presented and discuss the specific facts and circumstances for why the adjustments were needed; and

c. Discuss the amount of the allowance for loan losses that is attributable to these current factors as of each period end presented and provide a discussion of the facts and circumstances related to any trends in this amount.

5. You also disclose that actual loss experience is supplemented with other economic factors based on the risks present in each portfolio segment. Please revise your Management's Discussion and Analysis section in future filings to present additional granularity regarding the supplemental amount of the allowance allocated to each loan segment and discuss any trends related to these amounts.

6. Please revise future filings to explicitly disclose your policy for determining which loans are individually assessed for impairment. Refer to ASC 310-10-50-15(d).

7. Please revise future filings to disclose your policy for recognizing interest income on impaired loans and to disclose how cash receipts are recorded. Refer to ASC 310-10-50-15(b).

Note 4 – Loans, page F-16

8. You disclose that as of December 31, 2010, you classified $13.9 million of loans as held for sale and you that you charged-off $6.8 million to mark them to the lower of cost or fair value. Please address the following:

a. Provide us an analysis of the loans prior to transferring them to held for sale identifying loans on nonaccrual status, loans that were individually evaluated and measured for impairment, quantifying the amount of the specific allowance allocated to the loans and detailing the quarter(s) in which the specific allowance was recorded.

b. Please tell us if any of the loans sold were acquired in the ABI acquisition. If so, tell us how your mark compared to the recorded investment and explain any significant differences.

c. Tell us how the pricing of the loans was determined and provide us an analysis comparing the final price to your recorded investment in the loans, including any specific reserves, prior to transferring them to held for sale.

d. Please tell us how you considered the valuation information/data points obtained during the loan sale process in determining the allowance for loan losses on the remaining portfolio at December 31, 2010. To the extent possible, quantify how this information impacted your allowance for loan losses at December 31, 2010.

Troubled Debt Restructurings, page F-20

9. Please revise future filings and address the following related to your TDRs:

   a. Disclose the amount of TDRs that were on accrual and nonaccrual status at each period end. If you accrue interest on TDRs, please:

      - disclose the key factors you consider at the time a loan is restructured to determine whether the loan should accrue interest; and

      - tell us in detail and disclose in future filings how you determine that the loan has been restructured to be reasonably assured of repayment and of performance according to the modified terms and is supported by a current, well-documented credit assessment of the borrower's financial condition and prospects for repayment under the revised terms.

   b. Disclose your policy for removing loans from a TDR classification.

   c. Tell us whether you modified any loans that were not accounted for as a TDR. If so, tell us how you determined that they should not be classified as a TDR. Disclose the amount of loans modified and not accounted for as TDRs during each period presented.

10. Please revise future filings to disclose the information required by ASC 310-10-50-15(c)(1), (2) and (3) for each period for which results of operations are presented.

11. Please revise future filings to disclose the amount of interest income recognized on impaired loans that represents the change in present value attributable to the passage of time or disclose that you recognize this amount as bad-debt expense. Refer to ASC 310-10-50-19.

12. We note that the effective date section of the summary of ASU 2010-20 encourages, but does not require, comparative disclosure for earlier periods. We note you did not provide comparative information for many of your credit quality disclosures. To the extent the information required for comparative disclosure is reasonably available, please consider providing comparative disclosure in all future filings considering the significant benefit this information provides investors and the objective of the ASU.

Item 9A. Controls and Procedures, page 45

13. We note your disclosure that you evaluated your disclosure controls and procedures "within the 90 days preceding the filing of this Annual Report on Form 10-K." Item 307 of Regulation S-K requires you to disclose your conclusions as of the end of the period covered by your report. Considering this guidance, if your conclusion is different, please amend your Form 10-K accordingly. If your conclusion is not different, please revise future filings to disclose your conclusion as of the end of the period covered by your report

March 31, 2011 Form 10-Q

Note 3 – Loans and Allowance for Loan Losses, page 13

14. Please reconcile the discount disclosed in the table on the top of page 14 on loans acquired in the ABI acquisition to the accretable yield disclose on purchase credit impaired as disclosed on page 23. Specifically explain how the discount on all loans acquired can be less than the accretable yield on the purchase credit impaired loans acquired.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Michael Volley at 202-551-3437 or me at 202-551-3423 with any questions.

Sincerely,

/s/ Amit Pande

Amit Pande
Accounting Branch Chief